EXHIBIT 99.3
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                                     [LOGO]

                     TELE NORTE CELULAR PARTICIPACOES S. A.
                              Open Capital Company

              CNPJ (Corporate Taxpayer Registry) 02.558.154/0001-29

                  CAPITAL BUDGET PROPOSAL - FISCAL YEAR OF 2003

The Administration Board of Tele Norte Celular Participacoes S. A., pursuant to
Article 196 of Law 6.404/76, submits to the approval of the General Shareholder's Meeting a Capital Budget worth a maximum of R$46,615,000 (four hundred and six million, six hundred and fifteen thousand reais), for the corporate financial year of 2003, to be allocated for investments in the Company's and its Subsidiary's telecommunications systems, information technology and information systems, among others, as listed in the table below:

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Areas                                                                TOTAL
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Engineering                                                          19,427
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Information Technology                                               18,625
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Marketing                                                               914
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Customer Service                                                      1,931
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Others                                                                5,718
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TOTAL                                                                46,615
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Sources and Uses of Funds Chart

                                     SOURCES AND USES              R$ THOUSANDS
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Loans/ financing                                                       200,000
Free Cash Flow - generation forecast for 2003                           96,141
                                                                      --------
Sources                                                                296,141

                                                                      --------

Investments                                                             46,615
Loans/ Financing Repayment and Interest                                250,511
                                                                      --------
Uses                                                                   297,126

                                                                      --------
Use of Financial Assets                                                   (985)

                                                                      --------


Brasilia, DF, February 10th   2003

ARTHUR JOAQUIM DE CARVALHO
Administration Board Chairman



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                 Capital Budget Proposal - Fiscal Year of 2003